Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel	+1 212 259 8000
fax	+1 212 259 6333
IPresant@dl.com

October 3, 2008
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Alpharma Inc. Schedule TO-T filed by Albert Acquisition Corp. and King Pharmaceuticals, Inc. Filed September 12, 2008 File No. 005-35893
Dear Ms. Kim:
     King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of King (“Purchaser” and, together with King, the “Filing Parties”), have filed by electronic transmission Amendment No. 2 to Schedule TO-T (File No. 005-35893) relating to the tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.20 per share of Alpharma Inc., a Delaware corporation.
     We have included in this letter the Filing Parties’ responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 29, 2008, to Morton A. Pierce of Dewey & LeBoeuf LLP. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.
Offer to Purchase
Source and Amount of Funds, page 26
1.	We note that you intend to fund the offer from cash on hand and credit facilities, including investments in short and long-term debt securities. According to your Form 10-Q for the fiscal quarter ended June 30, 2008, it appears that these debt investments may include auction-rate securities. Please further describe the specific source of funds and address your ability to
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Albany  |  Almaty  |  Austin  |  Beijing  |  Boston  |  Brussels  |  Charlotte  |  Chicago  |  Dubai
Frankfurt  |  Hartford  |  Hong Kong  |  Houston  |  Jacksonville  |  Johannesburg (pty) ltd.  |
Los Angeles Milan | Moscow | Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon
Valley | Warsaw

October 3, 2008

finance the offer given that you have experienced auction failures, as disclosed in your most recent Form 10-Q. Refer to Item 1007 of Regulation M-A.
     The Filing Parties acknowledge the Staff’s comment and have revised the third paragraph under Section 12 — “Source and Amount of Funds” to describe the specific sources of funds available to the Filing Parties and address the Filing Parties’ ability to finance the offer excluding investments in auction rate securities. In response to the Staff’s comment, the Filing Parties have amended and restated such paragraph to read in its entirety as follows:
     “As of June 30, 2008, King had cash and cash equivalents on hand (excluding investments in auction rate securities) of approximately $1.096 billion. Such funds, plus the funds contemplated to be provided under the Proposed Credit Facilities, are together in excess of the amount necessary to purchase the Shares pursuant to the Offer.”
     In addition, in response to the Staff’s comment the Filing Parties have revised the fifth paragraph under Section 12 — “Source and Amount of Funds” to read in its entirety as follows:
     “All obligations under the Proposed Credit Facilities are expected to be guaranteed by each of King’s domestic subsidiaries and secured by substantially all assets of King and its domestic subsidiaries. The Proposed Credit Facilities do not require King to liquidate its auction rate securities. To the extent King receives net cash proceeds associated with its auction rate securities on or prior to the date of the initial borrowing under the Proposed Credit Facilities (the “Closing Date”), the size of the Term Facilities shall be reduced on a dollar-for-dollar basis. As of June 30, 2008, King had short-term investments in auction rate securities of approximately $98 million and long-term investments in auction rate securities of approximately $334 million. The proceeds of the Term Facilities will be used by King solely as follows: (a) to pay part of the share consideration payable upon consummation of the Offer and the Proposed Merger, (b) to refinance certain existing indebtedness (the “Existing Debt”) and (c) to pay certain fees and expenses incurred in connection with the Offer. Extensions of credit under the Revolving Facility will be used for general corporate purposes (other than the payment of Acquisition consideration).”
Conditions to the Offer, page 30
2.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. In this regard, please revise the reference to actions that “threaten,” “otherwise directly or indirectly” restrain or relate to the Offer. Please revise so that security holders can understand what events or non-events would “trigger” the listed conditions, allowing you to abandon the offer.
     In response to the Staff’s comment, the Filing Parties have deleted the word “threatened” and the words “otherwise directly or indirectly” from paragraph (a) under Section 14 —“Conditions to the Offer” and have amended such paragraph to read in its entirety as follows:
     “(a) there shall be publicly announced, instituted or pending, or King, Purchaser or Alpharma shall have been definitively notified of a person’s intention to commence, any action or

October 3, 2008

proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Purchaser, King or any other affiliate of King or the consummation by Purchaser, King or any other affiliate of King of the Proposed Merger or any other business combination with Alpharma or (B) seeking to obtain material damages in relation to the Offer or the Proposed Merger or other business combination by Purchaser, King or any other affiliate of King with Alpharma, (2) seeking to restrain or prohibit the full rights of ownership or operation by Purchaser, King or any other affiliate of King of all or any portion of the business or assets of Alpharma and its subsidiaries or of King or its affiliates, or to compel Purchaser, King or any other affiliate of King to dispose of or hold separate all or any portion of the business or assets of King or its affiliates or Alpharma or any of its subsidiaries or seeking to impose any limitation on the ability of Purchaser, King or any other affiliate of King to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Purchaser, King or any other affiliate of King effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to Alpharma’s stockholders, (4) seeking to require divestiture by Purchaser, King or any other affiliate of King of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Purchaser, King or any other affiliate of King as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with Alpharma, (6) which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Purchaser, King or any other affiliate of King or the value of the Shares or (7) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Alpharma or any of its subsidiaries;”
3.	Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
     The Filing Parties acknowledge the Staff’s comment and have revised the final paragraph under Section 14 —“Conditions to the Offer” to reflect the Staff’s suggested language and to read in its entirety as follows:
     “The foregoing conditions are for the sole benefit of Purchaser or King and may be asserted by Purchaser and King, in their sole discretion, regardless of the circumstances (including, without limitation, any action or omission by Alpharma, King or Purchaser) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or King, in their sole discretion, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), the failure by Purchaser or King at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such

October 3, 2008

right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Subject to any applicable legal requirements, any determination by Purchaser or King concerning any condition or event described in this Section 14 may be challenged by Alpharma stockholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”
4.	All conditions to the tender offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to tender offer expiration. At present, the language in the introductory paragraph to this section indicates that certain tender offer conditions may be asserted or waived prior to the time of payment for shares. Please revise.
     In response to the Staff’s comment the Filing Parties have revised the introductory paragraph under Section 14 —“Conditions to the Offer” to read in its entirety as follows:
     “Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if (1) on or prior to the expiration of the Offer, the Minimum Tender Condition or the Rights Condition has not been satisfied, or (2) at any time on or after September 11, 2008, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following events shall occur or conditions shall exist:”
*     *     *
     We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Parties that: (1) the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Parties may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *
     If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-259-6640), Chang-Do Gong (tel: 212-259-6056) or Ivan Presant (tel: 212-259-7405) of Dewey & LeBoeuf LLP.

October 3, 2008

Sincerely,
/s/ Ivan J. Presant

cc:	King Pharmaceuticals, Inc. Brian A. Markison James W. Elrod, Esq.